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                                    Exhibit 99(a)

                  RESOLUTION OF THE AGENCY AND MARKETING COMMITTEE
                            OF THE BOARD OF TRUSTEES OF
                   THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
                                  December 2, 1998


     WHEREAS, resolutions adopted by the Board of Trustees of The Northwestern Mutual Life Insurance Company (the "Company") on February 14, 1968 established NML Variable Annuity Account A to facilitate the issuance of certain variable annuity contracts (the "Contracts") and authorized registration of $50,000,000 offering price of the Contracts under the Securities Act of 1933; and

     WHEREAS, additional Contracts in the aggregate amount of $200,000,000 offering price were authorized to be registered by resolutions adopted by the Insurance Product and Marketing Committee (now known as the Agency and Marketing Committee) on March 23, 1983 and July 22, 1992; and

     WHEREAS, Contracts in the aggregate amount of $250,000,000 offering price have been registered to date, the greater part of such registered Contracts have now been sold to the public and the officers of the Company seek authority to register an additional quantity.

     NOW, THEREFORE, BE IT RESOLVED, that $100,000,000 offering price of additional Contracts or such lesser amount as may be designated by the President and Chief Executive Officer of the Company shall be registered under the Securities Act of 1933.

                              Authorized on behalf of the Board of Trustees by the Agency and Marketing Committee at its meeting on December 2, 1998.


                              Larry S. Meihsner
                              -------------------------------------------------
                              Larry S. Meihsner, Secretary to the Committee


ori. J. M. Bremer
cc:  M. Lundberg
     M. Kirchoff
     S. Holm